FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	March, 2007
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated March 1st, 2007, relating to: Acquisition of Lafarge Roofing by PAI partners

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PRESS RELEASE	March 1st 2007

Acquisition of Lafarge Roofing by PAI partners

PAI partners and Lafarge announce that they completed yesterday the sale of Lafarge Roofing to PAI partners, for an enterprise value of €2.4 billion. Lafarge has reinvested alongside PAI partners a 35% stake in the new entity.

Lafarge Roofing manufactures and sells a comprehensive range of concrete and clay tiles for pitched roofs, roofing components and chimney systems, for new build and renovation purposes in both the residential and non residential markets. The company is the world number one in its sector, with expected net sales and proforma EBITDA of €1.6 billion and €268 million respectively for FY 2006.

Lafarge Roofing operates 210 production plants in 41 countries. Of these, 120 make concrete tiles, 52 make clay tiles, 23 make chimney systems, 6 make Roofing Systems Components and 9 make miscellaneous other products. Lafarge Roofing employs 12,000 people.

Bertrand Meunier, Senior Partner at PAI said: “Lafarge Roofing is a highly attractive business. With its diversified product portfolio, large geographical presence, and strong market share everywhere it operates, Lafarge Roofing has excellent prospects notably through a number of sales initiatives and through further consolidation of its markets. This investment is a good example of PAI’s strategy to invest in market leaders. The strong expertise PAI has developed in the building materials sector through a number of prior investments was key in quickly understanding the business and assessing its development opportunities.”

Bruno Lafont, CEO of Lafarge stated: “The 35% stake that we have decided to take in the capital of the new entity demonstrates that we want to take part in its future success by maintaining a link with this activity. We are very pleased to be shareholders alongside PAI, who offered the best solution for this activity and its employees.”

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Contacts:

PAI partners

Sandrine Gallien, Hudson Sandler
Tel: +44 20 7796 4133

Lafarge

Communication	Investor Relations

Stéphanie Tessier	Yvon Brind’Amour
Tel: +33 1 44 34 92 32	Tel: +33 1 44 34 11 26

Lucy Wadge	Danièle Daouphars
Tel: +33 1 44 34 19 47	Tel: +33 1 44 34 11 51

Claire Mathieu	Stéphanie Billet
Tel: +33 1 44 34 18 18	Tel: +33 1 44 34 94 59

Regarding PAI partners:

PAI is a leading European private equity firm with offices in Paris, London, Madrid and Milan. PAI manages and advises dedicated buyout funds with an aggregate equity value of over €7 billion.

In recent years, PAI has led several high profile European leveraged buyouts of sector-leading companies. Acquisitions have included: Antargaz, the leading LPG distributor in France (€520 million); Chr. Hansen, the worldwide leader in natural ingredients to the food industry (€1.1 billion); Coin, the market leading apparel retailer in Italy (€640 million); Cortefiel, the market leading apparel retailer in Spain (€1.5 billion); Elis, the European leader in the textile rental and well-being services industry (€1.5 billion); FTE, the worldwide leader in advanced clutch actuation systems for cars and light vehicles (€370 million); Global Closure Systems, the worldwide leader in speciality and beverage closure systems (€583 million); Kwik-Fit, Europe’s largest automotive fast-fit services provider (€1.2 billion); Perstorp, the world leading producer of added value ingredients for the paint, resin and coatings industries (€1 billion); Saeco, the leading European coffee machine manufacturer (€825 million); Saur, a leader in the water distribution, sanitation and waste management in France (€1 billion); Spie, a leading multitechnical services company (€1 040 million), United Biscuits, the #2 biscuits manufacturer in Europe (€2.4 billion); Vivarte, the leading specialist retailer of footwear and clothing in France (€1.5 billion) and Yoplait, the #2 worldwide producer of fresh dairy products.

PAI is characterized by its operational approach to ownership combined with industrial and sector expertise. PAI provides portfolio companies with the financial and strategic support required to pursue their development and enhance strategic value creation.

For further information on PAI partners: www.paipartners.com

Regarding Lafarge:

Lafarge is the world leader in building materials, with top-ranking positions in all of its businesses: Cement, Aggregates & Concrete and Gypsum. With 71,000 employees in over 70 countries, Lafarge posted sales of Euros 17 billion in 2006.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2007 ‘100 Global Most Sustainable Corporations in the World’. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 1st, 2007	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and Executive Vice President

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